UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. __)

JOBLOCATIONMAP, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

47770W 108
(CUSIP Number)

Omri Morchi

5348 Vegas Drive. #407

Las Vegas, NV 89108
702- 586-1338
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 47770W 108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Omri Morchi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Omri Morchi – 4,000,000*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER Omri Morchi – 4,000,000*
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.00%
14	TYPE OF REPORTING PERSON (See Instructions) IN

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Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Joblocationmap, Inc., a Nevada corporation (the “Company”) and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Act”). The principal executive office and mailing address of the Company is 153 W. Lake Mead Pkwy #2240, Henderson, Nevada 89015.

Item 2.	Identity and Background.

(a) This Statement on Schedule 13D is filed by the following person (the "Reporting Person"):

(i) Omri Morchi , Individual

(b) The address of the Reporting Person is 5348 Vegas Drive. #407, Las Vegas, NV 89108.

(c) Ms. Omri Morchi is an officer and director of the Issuer.

(d) & (e) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor during that time has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining the Reporting Person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

(f) Omri Morchi is an Isreali citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 29, 2012 Omri Morchi purchased 4,000,000 shares of Common Stock from the Issuer for $12,000.

Item 4.	Purpose of Transaction.

None of the Reporting Persons has plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company's business or corporate structure;

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(g)	Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)	Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Each of the Reporting Persons reserves the right from time to time to acquire or dispose of shares of Common Stock, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by the Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.	Interest in Securities of the Issuer.

(a),(b) As of the date hereof, the Reporting Person may be deemed to beneficially own 4,000,000 shares of Common Stock which represents approximately 42.00% of 9,500,000 shares of the Company.

(c) Other than transactions in the shares of Common Stock reported herein, no transactions in the Common Stock were effected during the past sixty days by any of the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as disclosed in Items 3, 4 and 5, to the knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person in Item 2 and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

7.1 Subscription Agreement.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 20, 2015

/s/ Omri Morchi
Omri Morchi

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Exhibit 7.1

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